UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-38208

Metalpha Technology Holding Limited

Suite 5506-07, Central Plaza

18 Harbour Road, Wan Chai,

Hong Kong, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Metalpha Announces Change to Board and Committee Composition

Metalpha Technology Holding Limited (Nasdaq: MATH) (the “Company” or “Metalpha”), a global leading provider of blockchain and trading technology solutions, today announced the resignation of Mr. Kim Fung Lai as a member of the Company’s board of directors (the “Board”), a member of the Compensation Committee of the Board and a member of the Nominating and Corporate Governance Committee of the Board, effective on October 31, 2025. Mr. Lai’s resignation was for personal reasons and was not due to any disagreement with the Board, the Company or any of its affiliates on any matter relating to the Company’s operations, policies or practices. The Company would like to take this opportunity to express its appreciation to Mr. Lai for his service to Metalpha in the past years.

The Board, following a favorable report from the Nominating and Corporate Governance Committee, unanimously adopted the following resolutions in relation to its Board of Directors and its Committees:

●	To accept the voluntary resignation presented by Mr. Kim Fung Lai from his position as a member of the Board, effective on October 31, 2025, thereby resigning as a member of the Compensation Committee of the Board and a member of the Nominating and Corporate Governance Committee of the Board.

●	In order to fill the vacancy described above, and at the proposal of the Nominating and Corporate Governance Committee of the Board, to appoint Mr. Kiyohiro Kawayanagi as a member of the Compensation Committee of the Board. The Company has determined that Mr. Kiyohiro Kawayanagi satisfies the “independence” requirements of Section 5605(c)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act.

●	In order to fill the vacancy described above, to appoint Ms. Jingxin Tian as a member of Nominating and Corporate Governance Committee of the Board. The Company has determined that Ms. Jingxin Tian satisfies the “independence” requirements of Section 5605(c)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act.

Following the changes noted above, the composition of the Board’s committees is as follows:

Our Audit Committee consists of Mr. Sen Lin, Mr. Kiyohiro Kawayanagi and Ms. Jingxin Tian. Mr. Sen Lin is the chairperson of our Audit Committee.

Our Compensation Committee consists of Mr. Sen Lin, Mr. Kiyohiro Kawayanagi and Ms. Jingxin Tian. Mr. Sen Lin is the chairperson of our Compensation Committee.

Our Nominating and Corporate Governance Committee consists of Mr. Sen Lin, Mr. Kiyohiro Kawayanagi and Ms. Jingxin Tian. Mr. Kiyohiro Kawayanagi is the chairperson of our Nominating and Corporate Governance Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metalpha Technology Holding Limited

By:	/s/ Bingzhong Wang
Name:	Bingzhong Wang
Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: November 4, 2025

2